22004620

ISSION

SEC Mail Processing

APR 04 2022

Washington, DC

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SEC FILE NUMBER
8-67854

SEC Mail Processing

APR 04 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

Non-Confidential, Public Copy

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Columbia Capital Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1999 Avenue of the Stars, Suite 1100
(No. and Street)

Los Angeles (City) CA (State) 90067 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael D. Donahue (Name) 310-883-4686 (Area Code – Telephone Number) mdonahue@cca-ccs.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

AJSH & Co LLP
(Name – if individual, state last, first, and middle name)

A-94/8, Wazipur Industrial Area, Main Ring Road (Address) New Delhi (City) India (State) 110052 (Zip Code)

02/10/2009 (Date of Registration with PCAOB)(if applicable) 3223 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michael D. Donahue, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Columbia Capital Securities, Inc., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JODY CLAIRE LANDERS
Notary Public - California
Los Angeles County
Commission # 2389690
My Comm. Expires Jan 31, 2026

3.31.2022

Notary Public [signature]

Signature: [signature]

Title:
President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AJSH & Co LLP
Chartered Accountants

Main Ring Road, Delhi-110052
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Members of
Columbia Capital Securities, Inc.

Opinion on the Financial Condition

We have audited the accompanying statement of financial condition of Columbia Capital Securities, Inc. (the "Company") and the related notes to the statement. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition and related notes to the statement is the responsibility of the Company's management. Our responsibility is to express an opinion on it based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understating of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinions.

Our audit included performing procedures to assess the risks of material misstatement of statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audits provide a reasonable basis for our opinion.

AJSH & Co

AJSH & Co LLP

We have served as the Company's Auditor since 2021.

New Delhi, India
Date: March 31, 2022

Columbia Capital Securities, Inc.
Statement of Financial Condition
December 31, 2021

Assets

Cash	$ 66,737
Accounts receivable – others	7,272
Other Assets	2,577
Total Current Assets	76,586
Equipment – at cost, net of accumulated depreciation of $2,040	1,501
Total Assets	$78,087

Liabilities and Shareholder's Equity

Liabilities	
Accounts payable	3,140
Other	2,697
	5,837
Shareholder's Equity	
Common stock $1 par value, 100,000 shares Authorized; 11,000 issued and outstanding	11,000
Paid-in capital	30,500
Retained earnings	30,750
Total Shareholder's Equity	72,250
Total Liabilities and Shareholder's Equity	$78,087

See accompanying notes to financial statements

Columbia Capital Securities, Inc.
Notes to Financial Statements
December 31, 2021

Note 1 – Organization and Nature of Business

Columbia Capital Securities, Inc., a California Corporation (the "Company") located in Los Angeles, California was incorporated July 26, 2007. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), is a Member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company previously operated under the name CCA Securities (from 2007-2009)

Note 2 – Significant Accounting Policies

Basis of Presentation
The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private Placement of Securities; and
- Mergers and Acquisition services.

The Company does not claim an exemption pursuant to Rule 15c3-3(k)(2)(i). The Company relies on Footnote 74 of the Securities and Exchange Commission Release No. 34-70073. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As of January 1, 2019, the Company adopted ACS 606.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain.

Management has considered its tax positions and believes that the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal tax authorities from 2017 to the present, and by the State tax authorities from 2016 to the present.

Cash and Cash Equivalents

For the purposes of balance sheet classification and statement of cash flows presentation, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business

Equipment

Items capitalized as equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 7 years. The cost of property disposed of and related accumulated depreciation is removed from the accounts at the time of disposal, and gain or loss is credited or charged to operations.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Recent Accounting Pronouncements

Effective January 1, 2019, the Company recognizes its revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. The adoption of this guidance did not have a material impact on our financial statements.

There were no other new accounting pronouncements relevant for the year ended December 31, 2021 that we believe would have a material impact on our financial position or results of operations.

Note 5 – Fixed Assets

The Company's property and equipment as of December 31, 2021 are as follows:

Equipment	$3,541
Less: Accumulated Depreciation	$2,040
Balance as on December 31, 2021	$1,501

During the year ended December 31, 2021 the Company recognized accumulated depreciation of $2,040. The equipment is depreciated over the estimated useful life of five years utilizing the straight line method of depreciation.

Note 6- Accounts Receivable

During the year ended December 31, 2021 the Company had $7,272 receivable from its clients however the company has also created the allowance for uncollectible accounts amounting to $10,000 regarding the doubtful receivables.

Note 7 – Related Parties

The Company has an expense sharing agreement with an affiliated corporation. The terms of this agreement provide that all overhead expenses incurred are paid by the affiliated corporation and reimbursed by the Company. Overhead expenses, as defined by the agreement, shall include various operating costs incurred in the ordinary course of the business. The amount payable to the affiliated corporation is $1,000 per month and is adjusted to actual at the beginning of the following year. During the year ended December 31,2021 total expenses allocated from the affiliated corporation were $12,000.

During the year ended December 31, 2021 the company paid compensation amounting to $45,000 to the owner of the company.

During the year ended December 31, 2021, the company paid $2,400 for legal fees incurred towards MICHAEL D. DONAHUE, A PROFESSIONAL CORPORATION and $5,000 for consulting fees towards Columbia Capital Advisors, Inc.

Note 8– Exemption from the SEC Rule 15c3-3

The Company is solely engaged in two types of business i.e., mergers and acquisitions and private placements. The Company does not carry or hold customer funds or securities and does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 issued by SEC staff. The Firm represents that it does not and will not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

Note 9 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2021, through March 31, 2022, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.